INVEST IN **KITSBOW APPAREL**

Purpose-Designed Apparel, Made in the U.S.



kitsbow.com   Old Fort North Carolina

PBC & B Corp | Consumer Goods | B2C | Fashion

Highlights

1. $3m sales in 2021
2. Bringing living wage careers back to the U.S.
3. Support employee ownership and the values of a Benefit Corporation
4. 30,000+ customers with 1,000+ 5-star product reviews
5. Rebuilding a rural town after 30 years of economic decline and loss of jobs
6. Sustainable apparel: Made to Order with minimal waste
7. Give customers what they really want with 4,600 size/color combinations
8. A leadership team tested by fire, and a CEO with decades of experience

Our Team



David Billstrom CEO, Owner

David is an entrepreneur, coach, and recovering venture capitalist. Along a 41 year career that includes both Intel and smaller companies, he founded a company acquired by Walt Disney, ran a VC fund, and helped Clover coffee (acquired by Starbucks).

We're rebuilding a town from the ground up, with deep community involvement, creating new careers, and making apparel sustainably, right here in the U.S. We also love delighting our customers with purpose-designed premium clothes for the outdoors.



Jessie Inglis Director of Production, Owner

Jessie is an avid maker, with sewing apparel at the core of her practice. She has over a decade of experience in apparel and soft goods, specializing in development, design and manufacturing. Jessie brings expertise, curiosity and love of teaching.



Manya Mankiewicz Product Design, Owner

Manya approaches design using an anti-algorithmic perspective to engage with the politics of optimism. Her design practice (2002-present), connects intuitive and technical skills to realize surface, space, and apparel design.



Dustin Donovan Director of Operations, Owner

Dustin has 18 years of manufacturing experience, beginning as a junior Cabinetmaker and strategically building up to Production Manager before joining Kitsbow to start up the Operations of the company.



Steven Kidwell Director of Logistics, Owner

Steven is a leader with 15 years of experience in warehouse operations and distribution, well versed in physical and digital inventory systems.



Pj Mears Director of Learning, Owner

PJ is inherently curious about how things work and how people learn. Through a varied 35 year career spanning manufacturing, healthcare, and natural resources, he applies lean methodology and process improvement to foster a learning culture in teams.



Beth Donovan Merchandising Team Manager, Owner

Beth has 10 years experience as a marketing/graphic design professional, with the ability to create, contribute, and cultivate as a professional in unique and compelling ways.



Katherine Ehrlichman Community Manager and Marketing Team

Katherine has been working in the outdoor industry since she was a teenager with over a decades worth of online marketing experience.



Paul Blum Board Member, Advisor to Kitsbow, Owner

Paul is an author, apparel and consumer industry leader from 1990 including CEO roles with Kenneth Cole, David Yurman, Juicy Couture, Fred Segal, and Henri Bendel. He engages with promising brands via Ember Advisory in New York City.

Incolo

Incolo Business Advisor

A community owned accelerator on a mission to help 1000 founders fund & scale through the crowd by 2030

Growing to Reach Profitability

We've been working hard for **3 years** to make apparel **here in the U.S.**, make it in a new way (people-centric), **train** and support our team members, **rebuild** a rural town after 30+ years of decline, and make a huge difference in **sustainability** by how we make it and how we sell it. Now we need your help.

The minimum investment is **just $100**, and as a public benefit corporation, Kitsbow is best served by a large number of smaller investors -- rather than traditional venture capital or private equity firms. In part, because we hope to always keep Kitsbow owned by the employees and the community.

We're 10 years old, but in this new incarnation we've only been making clothes in

the U.S. for the past three years. And it hasn't been easy. In fact it's been very, very difficult -- and now we need your help so we can keep this dream alive, and keep growing!

We've grown **48%** on average each year for our first 10 years. Now we're charting a course of more modest growth (**30%** each year) as we push hard to become profitable. As we grow, we'll employ more and more people *that we pay to learn how to sew.*

You can help lead a community of **30,000+** customers that have already vetted, tested, and concluded with **1,000+** 5-star product reviews that Kitsbow delivers the best-designed adventure apparel made anywhere.


KITSBOW
CHOOSE KITSBOW
(You Have a Choice)

What Is This?


What is Crowdfunding?
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WHAT IS CROWDFUNDING?
KITSBOW APPAREL CEO
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Our Journey


KITSBOW
2012
Kitsbow cycling apparel brand founded in California
2019
moved to North Carolina (Stopped Importing from Overseas)
2020
pandemic pivot to PPE
2021
Re-Start Apparel Production
JAN 2022
Kitsbow purchased by employees Benefit Corporation
$
NOV 2022
Wefunder crowd funding opportunity
INVEST IN OUR FUTURE

Kitsbow is a 10-year old brand, and a new benefit corporation. This is a diagram of our journey, so far.

To learn more about the **pivot to PPE** (143,000 fabric masks with near-N95 filter quality made here in Old Fort, and another 140,000 faceshields) check out the

podcast **here** or read **this article**.

Or read the long-form narrative **posted here as testimony** **to the U.S. Congress** in July, 2020.

Note that we **stopped importing garments from overseas in 2019** when we moved to North Carolina. Only one member of the team relocated from California, so it was essentially a re-start.

In January, 2022 the **employees purchased the company** from the original investors and founder, and restructured with intention as a *public benefit corporation.*

You can get the full story on the Kitsbow journey with either of **these podcasts**: **Blister** on the transition to employee-owned and benefit corporation, and also **Singletracks**.

1,000+ 5-Star Reviews by Customers & Professionals

Kitsbow is widely known for its quality, durability, style, and exceptional fits. For example, the famous **Icon Pendleton Wool shirt** has 6 different fits for men, and 4 different fits for women.


KITSBOW
KITSBOW SALES 2013-2025
Actuals through 2021
Kitsbow LLC Apparel
PPE
Kitsbow PBC Apparel
% Growth
$7.5m
$5m
$2.5m
$0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
248%
53%
48%
25%
46%
31%
77%
3%
-14%
35%
28%
28%
$2.6m
$3.6m
$4.6m
$5.9m

Forward-looking projections are not guaranteed.

Kitsbow's first 10 years demonstrated **48% annual average sales growth**, year over year.

As we take the next step in the journey, the growth is forecasted at a more modest **22%** annual average year over year.

And to note the mix of apparel and PPE (red color columns above). As we forecast apparel-only sales, we exclude the PPE in 2020 and 2021 to see *projected* **average annual growth of 32%.**

(The sales numbers shown here are actual 2013-2021, the subsequent periods are

forecast and speculative).

Sales were $3M in 2021, however recognized revenue was $2,690,522. as the difference was product purchased by customers in 2021 but not shipped until 2022, when the revenue was then recognized.

The Community Loves Kitsbow

- 4,854 new apparel customers in 2021
- 30,000+ apparel customers today (and 133,950 PPE customers)
- 23,000+ Instagram Followers
- 62+ brand ambassadors
- 1,500+ loyalty club members (proven lifetime value of purchases)
- 60+ new careers in Old Fort, NC

Rebuilding A Town After 30+ Years of Decline


OLD FORT COMMUNITY BUILDING

Kitsbow has partnered with a **501c3 non-profit** to own, develop, and operate a **60,000 square foot** facility across the street in Old Fort, which will offer community services on the ground floor while Kitsbow expands its production facilities into the 30,000 square foot second floor.

This expanded facility for Kitsbow will allow us to **continue growing production** to meet our future revenue targets, and is part of Kitsbow's **commitment to rebuilding** the town of Old Fort, NC in an equitable and financially profitable way.

This project is slated to begin in 2023.


The Blue Ridge's
Next Great Trail Town
With broad community efforts and miles of trails in the works, Old Fort is poised to become the region's new recreation hot spot.
BY MICHAEL WELCH
Western North Carolina's Pisgah National Forest has a well-deserved reputation as a premiere mountain biking destination, but many of the most iconic trails are clustered in a relatively



The eponymous **Pisgah Ranger District** is packed with singletrack, and, with **DuPont State Forest** just 15 minutes away, the region around Brevard, N.C., features hundreds of miles of multi-use trail for hikers, mountain bikers, equestrians, and other users to enjoy. About 30 minutes east of Asheville, it's a different story, and the 192,000-acre **Grandfather Ranger District** has huge swaths of land without a trail to be found. Jason McDougald and the nonprofit G5 Collective are looking to change that.

In 2013, McDougald took a position as the Executive Director of **Camp Grier**, located in the small community of Old Fort, N.C. At the time, the town of less than a thousand people felt largely forgotten. Its days as a manufacturing hub seemed long gone, and one business after another left to take advantage of cheaper labor overseas. Despite the economic hardship, many residents remained unwilling to leave their town and its natural beauty amid the tallest mountains east of the Mississippi.

As someone who grew up in the outdoor industry and had seen how recreation was revitalizing similar areas around the country, McDougald thought the time was right for new trails in Old Fort. In particular, he wanted to take **Heartbreak Ridge**—a four-mile, 2,000-foot descent off the **Blue Ridge Parkway**—and extend it into the town of Old Fort, where riders could perhaps enjoy a beverage or bite to eat. The **Forest Service** was open to a new trail, but the community would need to prove capable of caring for its existing system first.

THE OLD FORT RIDE HOUSE. PHOTO COURTESY OF THE MCDOWELL TOURISM AUTHORITY

Our Benefit Corporation Values

- Sustainability and environmental stewardship
- The development of our community
- Quality of life for our employees
- Inspiring modern methods for apparel manufacturing in the U.S.

We Are Diverse

50% of our leadership is **female or non-binary**;

50% of our Makers are **male or non-binary**.

Sadly, this is radical for a company in the apparel/textile industry.

We practice inclusive hiring, including for Academy students.

When Garments Are Sewn Here, Most of the Money Stays Here


$31
TYPICAL US APPAREL BRAND OVERSEAS PRODUCTION
$69 TECH TEE EXAMPLE
$69
OLD FORT, NORTH CAROLINA ALL US PRODUCTION (EMPLOYEE OWNED)
$30 goes to factory owner
• $0.75 paid to the maker
• I'm paid $3/hr
• no / little healthcare?
• repetitive batch work
JOBS
$69 goes to brand
• $5.50 paid to the maker
• I'm paid $17-20/hr
• I also have 100% healthcare
• I'm part of a growing workforce of skilled US labor
• I'm building a career in modern manufacturing methods where I confront challenges and solve problems every day.
$38
$6 raw material cost (overseas fabric)
$2 overseas shipping cost (finished product back to US)
$38 stays overseas
$31 returns to US economy (to owner of the brand)
US ECONOMY
$21 raw material cost (stays in USA - if domestic fabric)
$0 overseas shipping cost (of finsihed product)
$48 stays in US (if domestic fabric)
• Only 45% of the cost of the $69 garment returns to the US to a limited range of jobs.
• Nearly 100% of the labor of the $69 garment stays in the local community to a wide range of jobs.
For Kitsbow that is currently $2M per year in Old Fort, NC
• Environmental impact of overseas shipping
• 20-30% of apparel that ends up in landfill
• little to no control over the environmental practices of the factory
ENVIRONMENTAL IMPACT
• No overseas shipping of finished goods
• Made to order business model = no apparel in landfill
• Ultimate control over the environmental practices of the factory
IMAGINE THE IMPACT FROM MORE US MANUFACTURING!

98% of the apparel sold in the U.S. is made elsewhere.

Most people don't recognize that when they purchase apparel made overseas, how little of their purchase remains in our economy.

Kitsbow sells a carefully designed 'technical tee' suitable for biking, hiking, running, and other activities -- and so do many other outdoor apparel brands. The Kitsbow tee is priced at $69.00, which is comparable to other premium

outdoor apparel brands.

We're Making Apparel In A New Way

One-Piece-Flow minimizes waste, and is a more sustainable way to make clothes.

Each garment is made one at a time, in a flow through the production floor. Not only is this the modern way to manufacture most consumer goods, from automobiles to electronics, but it is far more efficient.



It also powers Kitsbow to offer 'Made to Order' since we can build any size or fit, in any order (we do group together each color, to minimize thread changes on the machines).

The method also respects the human -- our Makers fine-tune the flow constantly, and rarely do the same action over and over. This minimizes repetitive stress syndrome and avoids the monotony of typical production work.

Made to Order Means Real Choice

- Customer Buys First... then we make
- No unwanted production inventory (that ends up in the landfill)
- Customer gets exactly what they want
- 4,600 Active SKUs = Fit, Size, and Color

A typical production shift will make a broad variety of sizes and colors of the same garment, which is one of the requirements of Made to Order.

Kitsbow has already made 12,000+ garments in 2022, in a mix of sizes and colors as ordered by customers.

Although the wait was weeks long in 2021, currently most orders are fulfilled within 1 week as the capacity of the factory has increased due to efficiency improvements and new graduates from Kitsbow's Old Fort Industrial Sewing Academy.

Sustainability More Important Than Ever

- The U.S. throws away up to 11.3 million tons of textile waste each year—around 2,150 pieces of clothing each second.
- The apparel industry uses 93 billion cubic meters of water each year — enough to meet the consumption needs of five million people.

- Around 20% of all wastewater worldwide comes from fabric dyeing and treatment.
- Apparel's carbon emissions are more than all international flights and maritime shipping combined.
- 87% of clothing is incinerated or put in a landfill.


YANG MING
YM INCEPTION
MONROVIA

We Also Drive Sustainability In Our Packaging


Kitsbow Sustainable Packaging
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SEWN IN THE USA
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Everything is 100% Consumer Compostable:

- Retail bag
- Hang tag
- Warranty card
- Shipping Box
- Shipping Bag
- Shipping Label on Box
- Even the Ink, Glue & Tape

What's Next? How Will We Use The New Capital?

Kitsbow faces two challenges in the near future. We need to attract new

customers, and we need to improve our profit margin on each garment we make.

Progress on both of these challenges is a requirement to reach profitability.

We'll use the new capital for marketing programs, where we have spent very little since the Pandemic. Marketing will help us attract new customers, and that will help support our revenue targets.

We'll also use the new capital to keep operating while our manufacturing efficiency improves from the current 31% product margin (as of the first half of 2022) to the target 45% we need for our direct-to-consumer business model. We estimate it will take 15 months to do this.

Our People Are The Brand


JUKI

Respect the Maker

- Lower workforce turnover
- Robust local community
- Continual innovation
- Wealth creation through ownership

Our emphasis on our people was established on the first day we opened the factory in Old Fort, and it continues to this day. It is literally why we are here.

Experience Kitsbow IRL


OLD FORT RIDE HOUSE

Kitsbow built the Old Fort Ride House in 2020 to provide healthy food options to

employees & the public, as Old Fort was (and is) a 'food desert'. We now provide breakfast and lunch to locals, visitors, and ourselves -- including the only vegan options in town!

It is your 'base camp' when exploring the Pisgah National Forest. Our apparel, good food, bike shop... and more.


skratch

This is the interior of the Old Fort Ride House, combining a cafe, bike shop, a visitor information center, and of course, our apparel.

Factory tours can be scheduled with at least 48 hours notice here. We love to show how our team creates the magic of Made to Order.


Why Old Fort?
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Thank you!